Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
1. Income (loss) before income taxes	$15,345	$16,381	$32,759	$98,052	$(8,179)	$43,462	$44,602
2. Plus interest expense	18,532	25,671	47,850	66,605	73,231	92,466	80,854

3. Earnings including interest on deposits	33,877	42,052	80,609	164,657	65,052	136,018	125,456
4. Less interest on deposits	14,147	20,797	38,427	54,087	60,876	76,232	65,733

5. Earnings excluding interest on deposits	$19,730	$21,255	$42,182	$110,570	$4,176	$59,876	$59,723

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$20,652	$28,103	$52,521	$71,659	$73,678	$92,466	$80,854
7. Less interest on deposits (Line 4)	14,147	20,797	38,427	54,087	60,876	76,232	65,733

8. Excluding interest on deposits	$6,505	$7,306	$14,094	$17,572	$12,803	$16,234	$15,121

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	1.64	1.50	1.53	2.30	0.88	1.47	1.55
Excluding interest on deposits (Line 5 divided by Line 8)	3.03	2.91	2.99	6.29	0.33	3.69	3.95